                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            IMPCO Technologies, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    45255W106
                                 (CUSIP Number)

                               John M. Allen, Jr.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               August 31, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g),
check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the following pages)

CUSIP No. 45255W106                     13D                    Page 2 of 5 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                     BERU Aktiengesellschaft
         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON                              Not applicable
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                                                                              WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                         Germany
--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
 NUMBER OF                                                               636,978
   SHARES                  -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER
  OWNED BY
    EACH                                                                       0
  REPORTING                -----------------------------------------------------
   PERSON                  9        SOLE DISPOSITIVE POWER
    WITH                                                                 636,978
                           -----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                                                               0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                         636,978
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                            9.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                                                                              CO
--------------------------------------------------------------------------------

CUSIP No. 45255W106                     13D                    Page 3 of 5 Pages


                    CONTINUATION PAGES OF AMENDMENT NO. 2 TO
                       STATEMENT ON SCHEDULE 13D FILED BY
                             BERU Aktiengesellschaft


         This Amendment No. 2 to the Schedule 13D, dated May 20, 1998, as amended by Amendment No. 1 thereto, dated July 16, 1998 (as so amended, the "Schedule 13D"), previously filed by BERU Aktiengesellschaft ("BERU"), relates to BERU's beneficial ownership of the common stock of IMPCO Technologies, Inc., a Delaware corporation (the "Issuer"). Items 3, 4 and 5 are hereby supplemented and amended.

Item 3.  Source and Amount of Funds or Other Consideration.

         In a private transaction on August 24, 1998, BERU acquired
10,000 shares of Common Stock of the Issuer for a total cash consideration of $146,250.00.

         In addition, on August 31, 1998 BERU acquired 68,500 shares of
Common Stock of the Issuer for a total cash consideration of $1,024,760.00 from Baden-Wuerttembergische Bank Aktiengesellschaft ("BW Bank"). BW Bank had purchased the shares in the open market transactions listed below with the understanding that they would be for BERU's account and would be transferred to BERU in due course:

--------------------------------------------------------------------------------
Date of Purchase         Number of Shares              Price per Share
--------------------------------------------------------------------------------
8/4/98                   9,000                         $15.00
--------------------------------------------------------------------------------
8/5/98                   7,500                         $15.00
--------------------------------------------------------------------------------
8/10/98                  6,000                         $15.00
--------------------------------------------------------------------------------
8/11/98                  4,000                         $14.875
--------------------------------------------------------------------------------
8/13/98                  6,000                         $14.9375
--------------------------------------------------------------------------------
8/24/98                  2,000                         $15.00
--------------------------------------------------------------------------------
8/26/98                  5,000                         $15.00
--------------------------------------------------------------------------------
8/27/98                  4,000                         $15.00
--------------------------------------------------------------------------------
8/28/98                  25,000                        $14.925
--------------------------------------------------------------------------------

CUSIP No. 45255W106                     13D                    Page 4 of 5 Pages

         Funds to acquire all shares were provided by BERU's working capital.

Item 4.  Purpose of the Transaction.

         (d) Mr. Ulrich Ruetz, Chairman and Chief Executive Officer of
BERU, has been nominated to serve on Issuer's Board of Directors, pending his confirmation at the next meeting of Issuer's shareholders currently scheduled for mid-October, 1998.

Item 5.  Interest in Securities of the Company.

         (a) Reference is made to rows (11) and (13) of the cover page. The calculation of BERU's ownership percentage is based on 7,091,601 shares of Issuer's Common Stock being outstanding as of June 30, 1998, as reported by Issuer on Form 10-K/A filed on August 27, 1998.

         (b) Reference is made to rows (7) through (10) of the cover page.

         (c) BERU acquired shares of Common Stock of the Issuer in the following private transactions:


Date of Purchase         Number of Shares              Price per Share
--------------------------------------------------------------------------------
August 24, 1998          10,000                        $14.625
--------------------------------------------------------------------------------
August 31, 1998          68,500                        $14.96
--------------------------------------------------------------------------------

Also, see Item 3 above.

CUSIP No. 45255W106                    13D                     Page 5 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Dated: September 3, 1998

                                         BERU Aktiengesellschaft



                                         By:  /s/  Ulrich Ruetz
                                            --------------------------------
                                              Name: Ulrich Ruetz
                                              Title: Chairman and
                                                     Chief Executive Officer